Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a press release dated March 11, 2026 by Xanadu Quantum Technologies Inc. (“Xanadu”) and Crane Harbor Acquisition Corp. (“Crane Harbor”) announcing a partnership with the Electronics and Telecommunications Research Institute.

Xanadu and ETRI Partner to Accelerate Fault-Tolerant Quantum Algorithm Design using PennyLane

March 11, 2026

TORONTO, Canada, and DAEJEON, South Korea

Xanadu Quantum Technologies Inc. (“Xanadu”), a leading photonic quantum computing company, has partnered with the Electronics and Telecommunications Research Institute (ETRI), South Korea’s premier government-funded research institution, on a new two-year collaborative research project. The project is supported by a major grant from the South Korean government to advance the nation’s quantum ecosystem.

Building on the two organizations’ successful history of collaboration in quantum machine learning, the new research partnership focuses on advancing the software infrastructure required to study and execute complex algorithms for fault-tolerant quantum computing (FTQC). The collaboration aims to equip researchers with tools to identify algorithmic bottlenecks and optimize resource usage, a critical step toward enabling distributed quantum computing.

Specifically, the project seeks to advance the resource estimation capabilities within Xanadu’s PennyLane quantum programming library and its Catalyst hybrid quantum-classical compiler. These integrated tools empower researchers to predict quantum computing performance and shorten development cycles by estimating resources, such as qubit and gate counts, required for complex algorithms before they are run on hardware.

“It is vital for researchers to understand the quantum resources their algorithms require,” said Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. “By developing advanced resource estimation and compiler tools in PennyLane and Catalyst, we are providing ETRI with the software capabilities needed to design next-generation algorithms that are both efficient and scalable.”

“Our goal is to develop the essential system software that will power a distributed quantum future,” said Dr. Yongsoo Hwang, Manager of the Quantum Computing Research Section at ETRI. “Xanadu’s expertise in full-stack quantum development, FTQC algorithms, and their widely adopted software tools make them an ideal partner as we work to uncover and solve the challenges of large-scale quantum application design.”

By combining Xanadu's world-class software stack with ETRI's deep research capabilities, the project is set to establish a robust foundation for scaling up quantum algorithms for FTQC that will serve as a cornerstone for both South Korea's and Canada’s quantum technology sector in the years ahead.

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. The Company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Press Contact:

press@xanadu.ai

Investor Relations:

investors@xanadu.ai

About ETRI

The Electronics and Telecommunications Research Institute (ETRI) is a non-profit, government-funded research organization in the Republic of Korea. Since its foundation in 1976, ETRI has been at the forefront of Korean technological excellence, contributing significantly to the development of information and communications technology (ICT) and now leading national efforts in quantum information science.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account (as of September 30, 2025), assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp.

Crane Harbor is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on February 27, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Crane Harbor shareholders as of February 4, 2026, the record date established for voting on the proposed transaction, in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the stock exchanges on which the shares of the combined company are expected to trade; pro forma enterprise value of the combined company; market capitalization of the combined company; proceeds from the business combination and related PIPE; funds received by the combined company from Crane Harbor’s trust account and redemptions by Crane Harbor’s public shareholders; projections regarding Xanadu’s ability to commercialize new products and technologies and the timing thereof; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; Xanadu becoming the first and only publicly traded pure-play photonic quantum computing company; and the expected timing of closing of the business combination.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu's ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu's internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10-K for the year ended December 31, 2025 and its subsequent filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

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